October 9, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Exodus Movement, Inc. Amendment No. 3 to Registration Statement on Form 10-12G Filed August 27, 2024 File No. 000-56643 Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 001-42047

Dear Ms. Bednarowski:

Set forth below are the responses of Exodus Movement, Inc. (“Exodus” or the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated September 25, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to the Registration Statement on Form 10-12G, (as amended by Amendment No. 3, the “Registration Statement”), as well as the above-referenced Form 10-Q for the Quarterly Period Ended June 30, 2024. The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.

Amendment No. 3 to Registration Statement on Form 10-12G

Business
Our Products and Services
Pricing Information Offered Directly on the Exodus Platform, page 5

1.
We note your revised disclosure on page 5 in response to prior comment 4 that you compare the primary or secondary pricing provider’s price to the price provided by other providers. Please clarify how you determine whether to use the price of the primary or secondary pricing provider. In addition, please identify the “other providers” you currently use and disclose how you select the other providers.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 5.

Services Offered and Performed by Our API Providers, page 5

2.	We note your revised disclosure on page 6 in response to prior comment 5. Please include a footnote to explain what the years included in your table for Everstake and the Wallet of Satoshi indicate.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 6 and 7.

In addition, we note that the table states that Hedera Hashgraph provides a “hosting fee” and that Lightning provides “P2P Sending/Receiving.” Please revise to describe these services and disclose the material terms of your agreements with the API Providers, if material.

Wallet of Satoshi and the Lightning Wallet Function

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 to provide additional detail with respect to the services provided by Wallet of Satoshi in connection with the Lightning wallet function on the Exodus Platform. For clarity, the Lightning wallet on the Exodus Platform is provided by Wallet of Satoshi, a custodial third-party API provider. Please refer to pages 6 and 7.

Our disclosure on pages 5-6 of Amendment No. 3 discloses the material terms of the Company’s agreements with our API Providers. The Company respectfully advises the Staff that the Company does not believe that the API Agreement with Wallet of Satoshi is material or that its business is substantially dependent on its API Agreement with Wallet of Satoshi. The API Agreement with Wallet of Satoshi is of the type that ordinarily accompanies the kind of business conducted by the Company and the Company is not substantially dependent upon the API Agreement, and the financial terms of the API Agreement are immaterial in amount and significance to the Company’s financial condition. In addition, the API Agreement does not contain any exclusive licenses or contain any milestone or royalty obligations. Nonetheless, the Company respectfully advises the Staff that the form of international API agreement has been attached as an exhibit to the Registration Statement since our initial filing on February 28, 2024 and that, except for commercial pricing information, the material terms of the API Agreement with Wallet of Satoshi are generally consistent with the form of API agreement attached as exhibit 10.3 to the Registration Statement.

Hedera Hashgraph

With respect to Hedera Hashgraph, the Company has removed Hedera Hashgraph from the API Provider table appearing on page 6 of the Registration Statement. Hedera Hashgraph is not an API Provider that provides services to Exodus’ users; rather, Exodus provides services to Hedera Hashgraph. Specifically, Hedera Hashgraph pays Exodus a per node yearly hosting fee to offset Exodus’ costs to support the Hedera blockchain (HBAR) on the Exodus Platform. The Company’s agreement with Hedera Hashgraph is immaterial in amount and significance to the Company’s financial condition, results of operations, and cash flows.

Also, the URL disclosed on page 6 opens the “Exodus Terms of Use” document, which does not include an appendix of all API providers and does not appear to be updated on a quarterly basis as it indicates that it was last updated on February 19, 2024. We also note that you disclose that the URL opens the “Terms of Service” document and not the “Exodus Terms of Use” document. Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 6.

Exchange Aggregation, page 6

3.
We note your revised disclosure on page 7 in response to prior comment 3 that the user transfers its crypto assets to the API Provider in connection with the Exchange Aggregator transactions. Please disclose whether the API Provider fee includes the costs associated with transferring the crypto assets from the user’s wallet to the API Provider. In addition, we note your response in your August 26, 2024 correspondence that you do not know the exchanges or platforms that the API Providers use for crypto asset transactions or the jurisdictions of such exchanges and platforms. Please revise to disclose this information here in your registration statement and also expand to discuss the risks to Exodus Movement and to the users of the Exchange Aggregator that such information is unknown.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 8-9 and 31.

Fiat on and off-ramps, page 7

4.
We note your response to prior comment 6. Please disclose how your platform communicates (i) the fiat currencies that users may use to purchase crypto assets and (ii) the crypto assets that users may exchange for fiat currencies. If users are only able to obtain such information by leaving the Exodus Platform and going to each API Provider’s platform, please disclose.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 8 and 9.

In addition, we note your disclosure that you do not know the KYC/AML procedures that the API Provider uses or the exchanges, market makers, aggregation protocols and other factors related to how the API Provider conducts the services it provides to your users. Please expand your disclosure to address the risks this causes for you and your users.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 31.

In addition, please disclose the fees charged for such services and whether the fees include the transfer costs associated with the transfer of crypto assets.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 8 and 9.

Human Capital Management, page 13

5.
Refer to your response to prior comment 11. We note your disclosure on page 13 that the basis for employees is U.S. dollars and the amount owed is settled in bitcoin at the time of payment. Please revise to also disclose the basis for payment for non-U.S. independent contractors.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 14 and 15.

In addition, please disclose how many “employees” you have and the number of employees that are “eligible employees” pursuant to the agreement with TriNet. Also disclose whether the TriNet agreement includes the human resources administration for the other FTEs, including the non-U.S. independent contractors, and, if so, please disclose the material terms of the agreement that pertains to the non-U.S. independent contractors.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 14. The term “eligible employees” is a term specific to the Company’s agreement with TriNet and was included in the Registration Statement to clarify that the Company’s agreement with TriNet does not include human resources administration or any other services for non-U.S. independent contractors or any other full time equivalents. However, because all employees are “eligible employees,” meaning that all of the Company’s employees have acknowledged TriNet’s terms and conditions and have provided TriNet with proper Form I-9 documentation to verify their identity and employment authorization, the Company has removed the references to “eligible employees” from Amendment No. 4 for clarity.

In addition, please disclose how the CryptoCompare Bitcoin/U.S. Dollar spot rate is calculated and disclose how you determine the amount of bitcoin to pay the non-U.S. independent contractors.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 14.

Regulatory Environment, page 14

6.
We note your revised disclosure in response to prior comment 13 that the jurisdictions material to your business based on user transaction volume are the United States, Great Britain, Canada and Germany. Please expand your disclosure in this section to also describe the rules, regulations and laws of the material jurisdictions in which you earn revenue from your API Providers, and revise your risk factors section to address such jurisdictions. In this regard, we note your disclosure on page 43.

The Company acknowledges the Staff’s comment and respectfully notes for the Staff that the Company is currently not aware of any rules, regulations and laws in the Republic of the Marshall Islands, Hong Kong, the British Virgin Islands and the Seychelles which have or are expected to have a material impact on the Company’s business, either directly, or indirectly through the Company’s business with API Providers. The Company continues to regularly monitor rules, regulations and laws in these and other applicable jurisdictions, and will update its disclosure in the future as appropriate to describe the material effects that compliance with government regulations may have on the Company’s business.

KYC and KYB Programs, page 16

7.	Refer to your response to prior comment 15. Please revise your disclosure to describe your KYB procedures.
The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 18.

Business
Our Products and Services
The platforms on which users trade digital assets are relatively new, page 24

8.
Refer to your response to prior comment 16. We note the use of the term “unregulated” when referring to certain crypto asset trading markets. Please revise to qualify your use of this term by clarifying that such markets may be subject to regulation in a relevant jurisdiction but may not be complying.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 25.

Legal Proceedings, page 48

9.
We note your response to prior comment 19. Please revise here to disclose the alleged violations of U.S. sanctions laws and the impact if you are found to be in violation of U.S. sanctions laws. In this regard, we note your revised disclosure on pages 38 and 39.

The Company acknowledges the Staff’s comment and advises the Staff that, as of the date of this letter, we do not believe that disclosure is required under Item 103 of Regulation S-K, as we do not consider the matter in question to be material. As disclosed in the Registration Statement, in June 2024, OFAC issued a Pre-Penalty Notice informing the Company that OFAC intends to impose a civil monetary penalty for alleged violations of U.S. sanctions laws based on the free downloading of our wallet software and the provision of free customer support. We submitted a response to the Pre-Penalty Notice, which asserts a range of factual and legal defenses to these highly novel allegations. In August 2024, we received a follow-up Request for Information from OFAC, which suggests that OFAC is continuing to consider the arguments raised in our response. Given the stage of the proceeding, the nature of the allegations, and the facts underlying them, it is our judgment, which is informed by legal advice from outside counsel, that the OFAC matter is not material, either from a qualitative or quantitative standpoint. We understand our disclosure obligations and the liability framework in which they arise. If, in our judgment, this matter were to become material in the future, then we will timely disclose it in the next periodic report, either pursuant to Part I, Item 3 of Form 10-K or Part II, Item 1 of Form 10-Q, as the case may be.

Digital Format Exodus Common Stock
The Role of Securitize, page 56

10.
We note your response to prior comment 20. On page 56, you disclose that “[t]he Common Stock Tokens are not relevant to the clearance and settlement process for the purchase and sale of the Class A common stock,” but it appears that the Class A Common Stock can be transferred using the tokens and that the transfer agent may be bound by any such transfer. In your description of a “peer to peer” transfer of Class A common stock utilizing Common Stock Tokens on page 57, it appears that the transfer of Class A common stock will not occur until Securitize’s validation process is complete, the Securitize DS Standard protocol has approved the transfer of the Common Stock Tokens and the Common Stock Tokens are transferred. Please revise the description of the “peer-to-peer” transfer of Class A common stock utilizing Common Stock Tokens and your disclosure on page 56 for clarity and consistency. Also revise to describe Securitize’s whitelisting process and address the risks of using the Common Stock Tokens to transfer Class A common stock. In addition, describe how discrepancies between Securitize’s transfer records of the Common Stock Tokens, the movement of Common Stock Tokens and the number of Common Stock Tokens that have been provided to Class A common stockholders are resolved. Also include a more fulsome discussion of how the DS Protocol ensures that “upgrades or modifications to the Algorand blockchain will not negatively impact governance of the Common Stock Tokens” and address the risks that the blockchain’s consensus mechanism and software upgrades or modifications could have an impact on the governance of the Common Stock Tokens.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to pages 58-60.

With respect to the following comment from the Staff, “...and address the risks of using the Common Stock Tokens to transfer Class A common stock,” the Company has added a risk factor to Amendment No. 4 to specifically address this risk. Please refer to page 43.

With respect to the following comment from the Staff, “…address the risks that the blockchain’s consensus mechanism and software upgrades or modifications could have an impact on the governance of the Common Stock Tokens,” the Company respectfully notes for the Staff that the Company is currently not aware of any material risks that could have an impact on the governance of the Common Stock Tokens as a result of the Algorand blockchain’s consensus mechanism and software upgrades or modifications. The Company will update its disclosure in the future as appropriate to describe any such material risks.

11.	Please disclose the number of Common Stock Tokens that are currently outstanding as compared to the number of shares of Class A common stock outstanding.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 60.

12.
We note your disclosure on pages 55 and 56 that you have applied to list your Class A common stock on the NYSE and that Common Stock Tokens cannot be traded on any national securities exchange. Please disclose whether you intend to continue to make Common Stock Tokens available to Class A common stock holders if your Class A common stock is listed on the NYSE. If so, please clarify whether and how a token holder will be able to trade common stock on the NYSE.

The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Please refer to page 60.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Exchange Aggregation, page 72

13.	We are still considering your response to prior comment 22 and we may have further comments.

The Company acknowledges the Staff’s comment.

14.	We acknowledge your response to prior comment 23. Please respond to the following and provide separate responses as applicable to your transaction-based and subscription-based contracts:

•	Give us a representative sample contract with your API provider for each type of revenue (i.e., transaction-based and subscription-based).
The Company respectfully advises the Staff that the form of API agreements (both the form U.S. agreement and the form international agreement) have been attached as exhibits 10.2 and 10.3, respectively, to the Registration Statement, since our initial filing on February 28, 2024.

•
Your response provided us with information for your transaction-based contracts. Provide us with a similar accounting analysis for the determination of the transaction price in your subscription-based contracts.

As further discussed below, although our base subscription contracts call for payment in BTC or USDC, they are denominated in U.S. dollars and revenue is recognized at the U.S. dollar amount. This U.S. dollar amount constitutes the transaction price. An API Provider with which we have a subscription-based contract is responsible for paying, on a monthly basis, an amount based on the volume tier reached during the corresponding month, and therefore there is variable consideration based on the projected transaction volume. The variable consideration is resolved each month given that the Company invoices its subscription-based customers in U.S. dollars based on actual volume tiers reached.

•	Substantiate for us why providing the API Providers access to the Exodus Platform and its users via the API integration is your performance obligation.

In accordance with ASC 606-10-25-18(f), a promise in a contract may be “providing a service of arranging for another party to transfer goods or services to a customer (for example, acting as an agent of another party, as described in paragraphs 606-10-55-36 through 55-40).”

Management believes that, with respect to both transaction-based and subscription-based contracts with API Providers, the good or service Exodus arranges to be transferred per ASC 606-10-25-18(f) is the service provided by the API Provider to the API Provider’s customer, the Exodus user. The Company does not control that service because it cannot direct or redirect the service or obtain substantially all of the economic benefits. The Company does not control the service being provided and is not responsible for the fulfillment of the service. The Company also does not set the price for the service. The Company’s API Provider agreements and user Terms of Use along with the self-custodial nature of the product clarify that the responsibility for transactions flowing through the API Providers is exclusively that of the API Providers and the users, and that Exodus’ role is to arrange for services to be provided as an agent, consistent with ASC 606-10-55-36 through 55-40. This role of agent is conducted through providing API Providers access to the Exodus platform and its users via the API integration. Thus, the Company’s performance obligation, as set forth in 606-10-55-36, is providing API Providers access to the Exodus Platform and its users via the API integration.

Tell us about the termination provisions of your contracts and whether your contracts can be terminated at any time without penalty. Refer us to the relevant portions of your sample contracts.
As detailed on page 6 of the Registration Statement, the API agreements that generate substantially all of our total revenue have indefinite terms and may be terminated by us or the counterparty exchange at any time, and without damages, upon seven days’ prior written notice. API agreements generating a small percentage of our total revenue have similar termination provisions but contain longer termination notice periods, e.g., thirty days. For the avoidance of doubt, we respectfully advise the Staff that we determine the contract term based on the contractually stated termination for convenience notice period set forth in the particular contract (e.g., if the termination for convenience provision is thirty days for a particular contract, we determine the contract term to be thirty days). We note that the termination for convenience provision of our API agreements is a negotiated term, and as such may be negotiated or renegotiated with the counterparty. Please refer to Sections 1(b)(i) of Exhibit 10.2 and Exhibit 10.3 of the Registration Statement.

Generally, either party may also immediately terminate the agreement in the event of a breach of law or uncured breach of contract, including by negligence, recklessness, or willful or fraudulent misconduct by, or the bankruptcy of, the other party, or if the API integration becomes prohibited by applicable law, regulation, rule or directive (see Sections 1(b)(ii)-(iii) of Exhibit 10.2 of the Registration Statement and 1(b)(ii) of Exhibit 10.3 of the Registration Statement). In the event of such termination, our transaction-based agreements mandate that the API Provider pay all outstanding fees for completed services (see Section 1(c) of Exhibit 10.3 of the Registration Statement).

•	Tell us how you determined the date of contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met) and the duration of your contracts with customers under ASC 606.
For both transaction-based and subscription-based API agreements, all criteria of ASC 606-10-25-1 are fully met at the same date, which is the signing of the contract. At such date: whereby:

The parties to the contract have approved the contract and the Company can identify each party’s rights regarding the services to be transferred when the user enters the swap interface and is presented with swaps onboarding, including Terms of Use requiring affirmative consent; the Company can identify the payment terms for the services to be transferred, the amount of the Company’s future cash flows is expected to change as a result of the contract, and it is probable that the Company will collect substantially all of the consideration in exchange for the services that will be transferred after the requisite on-chain confirmations (varies per blockchain) at which point the transaction is processed and the user is left with an available balance on the swapped-to asset as well as the exchange transaction is captured in our exchange server for reporting purposes.

For clarification, in the table provided in response to prior comment 23 in which the Company provided a walkthrough of a typical transaction, the reference to “[c]ontract inception,” was to the inception of the swap contract between the user and the API Provider, not the inception of the contract between the Company and the API Provider.

In accordance with ASC 606-10-25-3, the Company determines the contract term for both the transaction-based and subscription-based API agreements that generate substantially all of the Company’s total revenue based on the contractually stated notice period set forth in the particular contracts. This termination period is the time frame in which the parties to the contract have present enforceable rights and obligations. The contracts automatically renew on a periodic basis based on the contract terms.

•	We note the changes to your accounting policy on page 73. Tell us how the changes impacted the amounts included in your financial statements.
The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of Amendment No. 3 to provide clarification only and as such there was no impact to the financial statements.

•
With respect to variable consideration, you disclose the API provider pays you a set percentage of the fees charged by the API provider to the user. In your response and disclosure, you also refer to variable consideration associated with network fees and liquidity costs.

o	Revise your disclosure to explain the nature of the network fees and liquidity costs and how you determine the total amount of consideration.
The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of Amendment No. 4.

o
With respect to your constraint of the variable consideration, tell us how you considered ASC 606-10-32-11 and the timing of when the constraint no longer exists and why. Revise your disclosure to clarify your revenue recognition policy.

Transaction-based: We constrain our estimate of variable consideration by performing both a monthly analysis of historical consideration and an analysis comparing the contractual percent of total actual transactions facilitated against total actual referral payments received as well as the probability of reversal. The Company calculates an expected variable percentage to apply to the transaction price at contract inception when calculating revenue. Constraint of our estimate no longer exists upon receipt of payment at which point it is no longer probable that a significant reversal in the amount of cumulative revenue recognized will occur.

Subscription-based: As discussed above, our base subscription contracts call for payment in BTC or USDC, although they are denominated in U.S. dollars and revenue is recognized at the U.S. dollar amount. The API Provider is responsible for paying, on a monthly basis, an amount based on the volume tier reached during the corresponding month, and therefore there is variable consideration based on the transaction volume.  The variable consideration is resolved each month given that the Company invoices its subscription-based customers in U.S. dollars based on actual volume tier reached.

To clarify its revenue recognition policy, the Company has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of Amendment No. 4.

o
Clarify in your disclosure whether you have variable consideration related to the subscription-based contracts. If you do, disclose whether you constrain your estimates of variable consideration for those contracts.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of Amendment No. 4 to clarify our disclosure regarding variable consideration related to the subscription-based contracts.

15.
Please tell us how you considered ASC 606-10-50-5 when selecting the appropriate categories to disaggregate revenue. Specifically, address how your disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

ASC 606-10-50-5 requires that we evaluate economic factors that may impact the nature, amount, timing, and uncertainty of our revenues. Our revenues are primarily derived from our contracts with our API Providers. The Company evaluates numerous factors within this framework, including the examples set forth in ASC 606-10-55-91 as well as how we internally manage our business and evaluate our financial performance in accordance with ASC 606-10-55-90. A discussion of specific economic factors we evaluate is set forth below.

User Geography

The digital asset market is a modern, internet-based industry in its early stages of development, with worldwide market trends. Given this, the Company’s focus is to make our products available to users worldwide (except where prohibited in accordance with U.S. and international law). In light of this, the Company has not conducted country-specific marketing campaigns or other user geography-specific activities (except to restrict activities as required by law) and the Company’s chief operating decision maker does not regularly review user geography in the evaluation of the Company’s financial performance (ASC 606-10-55-90). Given that our customer is the API Provider, rather than the user, user geography does not currently play a material role in the nature of our revenues. With digital asset markets and material market trends being global in nature and the Company having significant redundancy of API Providers, the Company has not seen material variances in the nature, amount, or uncertainty of its revenues based on the user geographies it serves. Therefore, the Company has not disaggregated revenue on this basis.

Customer Geography - API Provider Jurisdiction

Given the worldwide focus of our product offering, we seek to have API Providers in a sufficient quantity such that the services provided by our API Providers are available to users in as many jurisdictions as possible (except where prohibited in accordance with U.S. and international law). There are limits caused by different API Provider jurisdictions. For example, various jurisdictions impose different licensing and operating requirements on API Providers which affect which geographies can be served and which services can be offered. Because an API Provider’s jurisdiction has the ability to limit the activities and geographies served by the API Provider and the associated revenue from those geographies, the limitations that result from different API Provider jurisdictions have a resulting impact on the nature, amount, and uncertainty of our revenues. Therefore, we have disaggregated revenues on the basis of API Provider jurisdiction.

Type of Product or Service

Because the amount of revenue varies by API Provider service, including under different economic conditions, the Company has determined that the impact of economic factors associated with the type of service being offered by the API Provider is material. For example, fiat onboarding has historically seen increases in volume and revenue when digital asset markets see decreases in asset values while staking revenues react in an opposite fashion. Therefore, we have disaggregated revenues on the basis of API Provider service.

•	Tell us your consideration of disclosing total revenues from transaction based contracts and subscription-based contracts for the periods presented. Refer to 606-10-55-89 through 55-91.

Type of Contract/Contract Duration

We consider factors such as type of contract and contract duration. The Company’s chief operating decision maker does not regularly review type of contract or contract duration in the evaluation of the Company’s financial performance per ASC 606-10-55-90. We have evaluated that economic factors are not substantially different between contract types. The nature of the underlying API Provider service as discussed in the next section does not vary based on contract type, and the duration of our contracts does not vary significantly.  Finally, the varying contract types do not result in significant variances in amount or uncertainty related to our revenues. Therefore, the Company has not disaggregated revenue on the basis of contract type.

•
On page 15 you disclose that the jurisdictions material to your business, based on the total dollar value of user transactions with your API Providers, for the year ended December 31, 2023 were the United States, Great Britain, Canada and Germany. We note that these countries are not reflected in the table you provide on page 76, which presents your operating revenues disaggregated by geography based on the addresses of your API Providers. Tell us your consideration of ASC 606-10-50-5 in determining the disaggregated geographic information for your revenue.

In accordance with ASC 606-10-50-5, since revenue is generated from our customers (the API Providers) and not on a user basis, the Company does not disaggregate based on user geography, but rather disaggregates based on the location of its customers. Our disclosure on page 15 of Amendment No. 3, provided in response to the Staff’s prior comments, reflects jurisdictions which are material based on dollar amount of user transactions with our API Providers originating from those jurisdictions, not based on revenue generated from those jurisdictions. The user’s geographical location does not impact the nature, timing, amount or uncertainty of our revenue. The chief operating decision maker does not regularly review user geography in the evaluation of the Company’s financial performance.

Additionally, because revenue is generated from API Providers through a combination of transaction-based contracts and tiered volume-based subscription contracts, dollar value of user transactions with API Providers is an inexact proxy for revenue. Further, given that the economic relationship between the user and API Provider excludes Exodus, the Company’s information around the underlying economics of the transaction between the user and the API Provider is limited. As noted above, we disaggregate based on the location of our customers in accordance with ASC 606-10-50-5.

 Form 10-Q for the Quarterly Period Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 20

16.
We note your responses to prior comment 24. In your disclosure, you state your belief that Adjusted EBITDA is useful in evaluating your operating performance. In your response, you told us that the measure facilitates an analysis of the underlying trends in your financial results based on your core operations and management of ongoing cash operating expenses. Tell us, and revise future filings as applicable, why you believe an adjustment to exclude the loss (gain) on digital assets, net results in a measure that is useful in evaluating your operating performance and facilitates an analysis of the underlying trends in your financial results based on your core operations and management of ongoing cash operating expenses. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that in response to comments 16-18, we will no longer present Adjusted EBITDA in future filings or other publicly available materials, except as may be required pursuant to Item 402 of Regulation S-K in respect of executive compensation.

17.
We note your responses to prior comment 25. We note that, following the adoption of ASU 2023-08, the crypto assets you hold are measured at fair value with gains and losses recognized through net income. However, the adjustment for Loss (Gain) on digital assets, net (post-adoption of ASU 2023-08) has the effect of reversing your adoption of the new standard for your crypto assets held for investment. Please tell us why you believe this adjustment is appropriate and how you considered Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and refer the Staff to the Company’s response to comment #16.

18.
We note your responses to prior comment 25. You told us in your response that you do not believe the volatility of digital assets is “inherent” to your operations; rather, once the market for digital assets is mature, then such volatility should significantly diminish. We note your disclosure on page 22 that a large portion of your operating revenue generated from API providers is received in bitcoin and a decline in the market price of digital assets had (and could in the future, have) an adverse effect on your operations, the value of your digital assets, and your future operations and cash flows. Thus, your adjustment to remove the impairments on digital currencies in your calculation of non-GAAP Adjusted EBITDA for periods prior to your adoption of ASU 2023-08 results in the exclusion of normal, recurring operating expenses. Refer to question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise the reconciliation of your non-GAAP Adjusted EBITDA in future filings to remove the adjustments for impairments on digital currencies and realized gain on sale of digital currencies.

We acknowledge the Staff’s comment and refer the Staff to the Company’s response to comment #16.

***

If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

/s/ James Gernetzke

James Gernetzke Chief Financial Officer

cc:          Jon Paul Richardson, Exodus Movement, Inc.
Thomas J. Kim, Gibson, Dunn & Crutcher LLP
Sonia G. Barros, Sidley Austin LLP